May 12, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenberg

Re:	Empire American Realty Trust, Inc.
Registration Statement on Form S-11
File No. 333-333-160093

Dear Mr. Rothenberg:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Empire American Realty Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on May 14, 2010, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMPIRE AMERICAN REALTY TRUST, INC.

By:  /s/ Ezra Beyman
        Name:  Ezra Beyman
        Title:  Chief Executive Officer